

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

Via E-Mail
Mr. Joseph E. McNeely
Chief Financial Officer
FreightCar America, Inc.
2 North Riverside Plaza, Suite 1250
Chicago, Illinois 60606

      Re: **FreightCar America, Inc.**
                Form 10-K for the Year Ended December 31, 2010
                Filed March 15, 2011
                Form 10-Q for the Quarter Ended June 30, 2011
                Filed November 2, 2011
                Definitive Proxy Statement Filed on Schedule 14A
                Filed April 6, 2011
                File No. 000-51237

Dear Mr. McNeely:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Linda Cvrkel

                Linda Cvrkel
                Branch Chief